Filed by RF Micro Devices, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.
Commission File No.: 000-22660
Date: July 16, 2014

TO: RFMD Employees
SUBJECT: Preparing for NewCo: Creating a Culture of Success

The Compass Part III: Creating a Culture of Success
The first two issues of The Compass explored how the combination of TriQuint and RFMD will help customers and partners address opportunities with the “Connected Generation,” from mobile consumers to troops on the move. We described how NewCo can set a new standard for the industry. This issue is devoted to the steps that we will take to foster a common culture to position NewCo for success.
So why is culture important and what are we doing to develop one culture for NewCo? According to the late Peter Drucker, a renowned business and management consultant, “Culture eats strategy for breakfast.” He contended that company culture is what puts strategy into action. Without the right culture to drive everyday actions and behavior, strategy is little more than words on paper.
Exploring how to foster a healthy culture for NewCo is one of the major activities of the integration planning period. The goal is to develop one culture that helps determine how we run the business and what principles and expectations we will share. Based on the Organizational Health Index survey, in which two-thirds of TriQuint and RFMD employees took part in April, both companies are independently very healthy, scoring in the top quartile (top 25%) on overall health compared to 700 peer companies. Here are some of the common cultural strengths and behaviors TriQuint and RFMD share:

•	Strong entrepreneurial spirit and a "can-do" attitude

•	Highly responsive to customers

•	Significant overlap between current and desired values

We believe these shared strengths will serve NewCo well as we continue to build and deliver some of the most innovative products for the customers that lead their industries. Our overlapping values are evident in the chart below.

Our aspiration is to build NewCo as an industry leader with a strong financial model. Delivering that financial model will require us to build strong teams within NewCo that cultivate a culture which will drive innovation and responsive service to customers to help expand revenue. At the same time, we must run the business more efficiently through thoughtful improvement in all areas of execution. This kind of thoughtful improvement will require participation and knowledge sharing at all levels. The leadership team for NewCo has been working together to determine which cultural themes best support our performance goals. Here is an initial view of those cultural themes:

•	Be focused in where and how we innovate – working on the cutting edge research that customers clearly value and converting it to technology and products which are quickly delivered to the market

•	Make decisions quickly, while ensuring the right checks and balances are in place to both manage any inherent risk and revise decisions as needed

•	Foster a culture of continuous improvement so that we move from “very good” to “excellent” in all that we do

•	Discipline in our execution to ensure we are very efficient and nimble, and can respond even faster to our customers

•	Build a strong talent development program designed to attract and retain the industry’s best, and cultivate a strong team environment within NewCo
Over the coming weeks, we will refine these cultural themes and involve more of you in the process to identify actions that can be taken in your function/location to build and sustain a successful culture for NewCo.
In the next issue, Part IV of The Compass, we will explore how NewCo will be at the right place at the right time to succeed -- with a focus on large and growing markets, a portfolio of leading technology and products, and a cost structure that will allow employees to benefit from NewCo’s success.

Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint

Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation
RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.